Exhibit 1

Media Relations	Investor Relations
Chito Maniago	Pierre Co
+632 849 3600	+632 849 3600
chito.maniago@cemex.com	pierre.co@cemex.com

CHP VOLUME GROWS 8% IN Q2 2018

•	Record volumes posted in April behind better dispatch and strong demand

•	Second quarter EBITDA up by 11% year-on-year

•	Net income pared down by higher income tax expense

MANILA, PHILIPPINES. JULY 27, 2018 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that its cement volumes continued to grow in 2018 behind strong demand and improvements in production and dispatch. Cement sales volume grew by 8 percent in the second quarter from the same period in 2017 and by 12 percent during the first six months of the year. In terms of sales, CHP recorded P11.9 billion in revenues in the first half or 8 percent higher year-over-year.

EBITDA also improved during the second quarter of the year at P838 million, 11 percent better than the P753 million set in the same period last year. Given this performance in the second quarter, EBITDA for the first half of the year reached P1.7 billion or 5 percent below its level in 2017 of P1.8 billion. EBITDA margins year-over-year during the second quarter improved to 14 percent from 13 percent in the second quarter last year.

Ignacio Mijares, President and CEO of CHP, said, “Our results show our ability as a company to grow together with the market and serve the increasing infrastructure demand of the country, both public and private. The upgrades we have implemented in our operations and distribution processes have allowed us to continue supporting the country’s development.”

Net income after tax was significantly lower, however, driven by higher income tax expense amounting to P710 million for the second quarter. This was due mainly to the utilization of the company’s deferred tax assets, which is a non-cash expense. As a result, the company recorded a loss of P635 million during the second quarter and a loss of P535 million in the first half of 2018.

“We will continue to look for opportunities to improve our profitability understanding the need to increase our efficiencies to compensate rising input costs. We are encouraged by the progress in our cash position that will help fund the expansion of our operations in the coming years,” Mr. Mijares added.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well- established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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